UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

2950 Industrial Road

Las Vegas, NV 89109

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 6

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).

Marianne Boyd Johnson
2.	Check the Appropriate Box if a Member of a Group
a) ☐
b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

13,554,560
8. Shared Voting Power

0
9. Sole Dispositive Power

13,554,560
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,645,884
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.9%*
14.	Type of Reporting Person

IN

*	Based on 89,527,328 shares of the issuer’s common stock outstanding on May 1, 2006 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Commission for the period ending March 31, 2006, less the 3,447,501 shares of the issuer’s common stock that were purchased and retired by the issuer on the date hereof as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2006.

CUSIP No. 103304	Page 3 of 6

Item 1. Security and Issuer

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) amends and supplements that the Statement on Schedule 13D (the “Statement”) originally filed by the reporting person with the Securities and Exchange Commission on February 7, 2006, relating to shares of the common stock, $0.01 par value per share, of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 2950 Industrial Road, Las Vegas, NV 89109.

This Amendment is being filed by the reporting person solely with respect to a change in the percent of beneficial ownership of the class of securities resulting solely from a change in the aggregate number of such securities outstanding. On August 7, 2006, the issuer reported that it had repurchased and retired an aggregate of 3,447,501 shares of its previously outstanding common stock.

Item 2. Identity and Background

This Amendment is filed on behalf of Marianne Boyd Johnson, whose business address is c/o Boyd Gaming Corporation, Attn: Corporate Secretary, 2950 Industrial Road, Las Vegas, NV 89109.

Ms. Johnson is presently employed as Senior Vice President and serves as Vice Chairman of the Board of Directors of the Company, which is a diversified owner of gaming entertainment properties. Ms. Johnson has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ms. Johnson is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

Item 4. Purpose of Transaction

As previously reported in the Statement, on November 20, 2005, William S. Boyd (Ms. Johnson’s father) resigned as trustee of each of the following grantor retained annuity trusts (collectively, the “GRATs”), and pursuant to the terms of the documents governing each of the GRATs, Ms. Johnson succeeded Mr. Boyd as trustee upon his resignation:

1.	The William S. Boyd Grantor Retained Annuity Trust #2, dated October 28, 1997;

2.	The William S. Boyd Grantor Retained Annuity Trust #3, dated October 28, 1997;

3.	BG-99 Grantor Retained Annuity Trust #1, dated October 20, 1999;

4.	BG-99 Grantor Retained Annuity Trust #2, dated October 20, 1999;

5.	BG-99 Grantor Retained Annuity Trust #3, dated October 20, 1999;

6.	BG-00 Grantor Retained Annuity Trust #1, dated October 26, 2000;

7.	BG-00 Grantor Retained Annuity Trust #2, dated October 26, 2000;

8.	BG-00 Grantor Retained Annuity Trust #3, dated October 26, 2000;

9.	BG-01 Grantor Retained Annuity Trust #1, dated February 6, 2002;

10.	BG-01 Grantor Retained Annuity Trust #2, dated February 6, 2002;

11.	BG-01 Grantor Retained Annuity Trust #3, dated February 6, 2002;

12.	BG-02 Grantor Retained Annuity Trust #1, dated October 25, 2002;

13.	BG-02 Grantor Retained Annuity Trust #2, dated October 25, 2002; and

14.	BG-02 Grantor Retained Annuity Trust #3, dated October 25, 2002.

CUSIP No. 103304	Page 4 of 6

Also as previously reported in the Statement, on November 20, 2005, W.S.B., Inc., which is wholly owned by The William S. Boyd Gaming Properties Trust, of which Mr. Boyd is the trustee, settlor and beneficiary, resigned as general partner of the following partnerships (collectively, the “Partnerships”), and pursuant to the terms of the documents governing each of the Partnerships, The Marianne Boyd Gaming Properties Trust, of which Ms. Johnson is the trustee, settlor and beneficiary, succeeded as general partner of the Partnerships:

1.	W.M. Limited Partnership;

2.	BG-99 Limited Partnership;

3.	BG-00 Limited Partnership;

4.	BG-01 Limited Partnership; and

5.	BG-02 Limited Partnership

The change in trustees of the GRATs and general partners of the Partnerships was effected for estate planning purposes. No pecuniary interest in any of the Company’s securities was transferred as a result of Ms. Johnson becoming trustee of the GRATs or as a result of The Marianne Boyd Gaming Properties Trust becoming general partner of the Partnerships, and no funds or other consideration was paid in connection therewith. As of the date hereof, the GRATs and the Partnerships collectively hold 815,706 shares and 10,689,259 shares, respectively, of the Company’s common stock.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as an officer and director of the Company.

Other than as set forth above and in her capacity as an officer and director of the Company, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. As of the date hereof, Ms. Johnson holds dispositive and voting power over an aggregate of 13,554,560 shares of the Company’s common stock, consisting of:

•	65,000 shares subject to stock options that are exercisable within 60 days of the date hereof;

•	26,629 shares held directly;

•	815,706 shares held as trustee of the GRATs;

•	10,689,259 shares held as trustee of The Marianne Boyd Gaming Properties Trust as a result of it being the general partner of the Partnerships;

•	1,788,117 shares held as trustee and beneficiary of The Marianne Boyd Gaming Properties Trust (excluding shares held by the Partnerships);

•	26,861 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;

•	26,861 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;

•	25,571 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;

CUSIP No. 103304	Page 5 of 6

•	26,861 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;

•	26,861 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;

•	25,371 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997; and

•	11,463 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999.

Ms. Johnson may also be deemed to beneficially own 91,324 shares of the Company’s common stock held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust or other entity which owns such securities.

(c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2006

By:	/s/ MARIANNE BOYD JOHNSON
Marianne Boyd Johnson